FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For 10 September 2004
Commission File Number 0-30358

ebookers plc

(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___             Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______              No ___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:

NEWS RELEASE — Rule 2.10 RELEVANT SECURITIES IN ISSUE	10 September 2004	2 Pages

For immediate release		10 September 2004
ebookers plc

Rule 2.10 Announcement - Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, ebookers plc confirms that, as at close of business on 9 September 2004, it had in issue 65,093,157 (including those represented by ADRs) ordinary shares of 14 pence each (“ebookers Shares”).

The International Securities Identification Number for the ebookers Shares is GB0030375991 and for ebookers’ ADRs is US2787251063.

Press enquiries:

ebookers plc	Oliver Strong	+44 (0) 207 489 2239

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 10 September 2004

Leigh Grant Deputy Company Secretary ebookers plc